Filed by Barclays PLC Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies: Barclays PLC (Commission File No. 333-195965) Barclays Bank PLC (Commission File No. 333-190038)

Barclays PLC

Group Strategy Update

Building Barclays as the ‘Go-To’ bank

8 May 2014

Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 333-195965)

GROUP CORE NON-CORE CONCLUSION

Repositioning and simplifying Barclays

Rightsizing and focusing the Investment Bank

Establishing a dedicated non-core unit and a new Personal & Corporate Banking business

Allocating capital to growth businesses

Delivering a structurally lower cost base

Generating higher and more sustainable returns

2 | Group Strategy Update | 8 May 2014

GROUP CORE NON-CORE CONCLUSION

Rebalancing the Group to improve returns

Regulatory landscape shifted significantly

IB - overweight FICC Group - overweight IB

Increasing capital requirements

1 FICC2 as % of 2 IB as %

Accelerated timetable for leverage FY 2013 FY 2013 total IB of Group requirements

Sharply increased UK bank levy Risk weighted assets Risk weighted assets

71 51 (RWAs) (RWAs)

Subdued economic environment Income 54 Profit before tax3 44

Quantitative Easing and low interest rates

Average allocated

Over-reliance on Macro products 57 equity

Leverage exposure 62

IB Return on average

5.8 equity (RoE)3

Our objective remains to become the ‘Go-To’ bank; the way we get there will be different

1 On CRD IV basis | 2 Includes Exit Quadrant | 3 Excludes CTA |

3 | Group Strategy Update | 8 May 2014

GROUP CORE NON-CORE CONCLUSION

A focused international bank delivering improved, sustainable returns and growth

Playing to our Focusing on high Eliminating marginal or Relentlessly focusing existing strengths growth businesses declining businesses on costs

Grow our large, Reallocate capital Re-align certain assets Resize the IB within the successful retail and towards traditional and businesses for exit or Group for through the corporate franchises banking activities and run-off cycle returns >12% growth businesses

Leverage dual home Discontinue certain FICC Maintain positioning for markets in US and UK Achieve above average businesses impacted by economic recovery in the growth outside the UK, new regulation UK and other key

Grow presence in particularly in the US markets Equities, Banking, Credit Manage down the non-(cards, investment and certain Macro core portfolio while Complete significant, banking), and across products less impacted preserving capital structural cost reductions Africa by regulation and with across the Group scale advantage

…building on our track record

#1 in UK credit card US card receivables Reduced Exit Quadrant Q1 2014 delivered lowest receivables1 increased >10x since 2004 RWAs by 37% in 2013 quarterly operating expenses since 2009

Achieved record 10% One of the largest banks in Commodities business excluding CTA stock share of UK Africa by assets and profit refocused to match the mortgages with strong new environment Widespread deployment

Top 5 for global M&A returns of mobile banking as announced and completed

2 2 alternative, lower cost

#1 in UK IPOs deals in 2013 channel

1 Source: Nilson | 2 Source: Dealogic |

4 | Group Strategy Update | 8 May 2014

GROUP | CORE | NON-CORE | CONCLUSION

# Reorganising to a simpler, more focused and balanced structure

## Barclays Group

FY 2013[1]

| Personal & Corporate Banking | Barclaycard | Africa Banking | Investment Bank | Barclays Non-Core (BNC) |
|---|---|---|---|---|
| RWAs c.£120bn<br>Leverage c.£330bn | RWAs c.£35bn<br>Leverage c.£45bn | RWAs c.£40bn<br>Leverage c.£65bn | RWAs c.£120bn<br>Leverage c.£490bn | RWAs c.£115bn<br>Leverage c.£400bn |
| • UK Retail<br>• Corporate Banking<br>• Wealth | • UK cards<br>• US cards<br>• Europe cards<br>• Business Solutions | • Retail/cards and Insurance<br>• Wealth<br>• Corporate Banking<br>• Investment banking | • Banking<br>• Macro<br>• Credit<br>• Equities | • Existing Exit Quadrant Assets<br>• Additional Europe retail and corporate<br>• Additional non-core elements of the IB<br>• Other non-strategic businesses and assets |

### Preliminary FY 2013 adjusted results[1,2]

| | | | |
|---|---|---|---|
| Income | £25.7bn | Return on average equity (RoE) | c.12% |
| Impairment | (£2.2bn) | Risk weighted assets (RWAs) | c.£320bn |
| Operating expenses | (£16.2bn) | Average allocated equity | c.£36bn |
| Profit before tax | £7.3bn | Leverage exposure | c.£960bn |

[1] Excludes CTA and adjusting items and on CRD IV basis | [2] Includes Head Office as part of 'core', representing c.£5bn RWAs and c.£30bn leverage exposure |

5 | Group Strategy Update | 8 May 2014

Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Personal & Corporate Banking:

Established scale franchise, anchored from the UK

Preliminary

FY 20131 (£bn)

Income 8.8

Impairment(0.6)

Operating expenses(5.5)

Profit before tax 2.7

Financial performance measures2

RoE 11-12%

Leverage exposure c.£330bn

RWAs c.£120bn

Average allocated equity c.£17bn

Highlights

Combining strong UK market positions with international Corporate and Wealth franchises covering larger clients:

- 15 million retail customers

- 800,000 small businesses

- 35,000 corporate customers

- £200bn wealth client assets

Well controlled risk and positioned to leverage economic recovery in the UK and connected international markets

Supported by common industrial strength product platforms and digital innovation to drive differentiated customer and client experience and reduce cost

Provides one continuum for meeting the needs of individuals and businesses

1 Excludes CTA of c.£0.4bn and adjusting items | 2 CRD IV basis |

6 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Barclaycard:

High returning business, with strong growth opportunity

Preliminary

FY 20131 (£bn)

Income 4.1

Impairment(1.1)

Operating expenses (1.8)

Profit before tax 1.2

Financial performance measures 2

RoE 16-17%

Leverage exposure c.£45bn

RWAs c.£35bn

Average allocated equity c.£5bn

Highlights

Consistent delivery of growth at high returns across consumer payments businesses in five markets – with Absa Card now included in Africa Banking

Leading franchise with increased share across all markets and businesses three years in a row

Recent growth achieved through:

– Increase of 7.7 million customers over three years

– Increase in balances by 41% over three years

– Selective acquisitions

– Leveraging a combination of bank, partner and direct distribution channels

Remains well positioned, with high competitive advantage as a result of:

– Leading cost structure

– Ability to drive relevant new product innovations

– World class analytics

– Scale in both Europe and the US

– Scale in both consumer issuing and merchant acquiring

1 Excludes CTA and adjusting items | 2 CRD IV basis |

7 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Africa Banking: Longer term growth, with competitive advantage in many countries

Preliminary

FY 20131 (£bn)

Income 4.0

Impairment (0.5)

Operating expenses (2.5)

Profit before tax 1.0

Financial performance measures 2

RoE 8-9%

Leverage exposure c.£65bn

RWAs c.£40bn

Average equity c.£4bn

Highlights

12 countries with a network of more than 1,400 branches and over 10,900 ATMs

More than 45,000 employees and over 12 million customers

Customer assets of approximately £36bn

Competitive advantage through a combination of:

– Being part of a global group

– Having a well established local presence

Ambitious target to be top three by revenue in the next three years in South Africa, Kenya, Ghana, Botswana and Zambia

Focusing our efforts on three areas:

– Turnaround of our retail franchise across Africa

– Investing in corporate banking across the continent

– Capturing the growth opportunity in wealth, investment management and insurance

1 Excludes CTA and adjusting items | 2 CRD IV basis |

8 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Core Investment Bank

Barclays Group

Personal & Corporate Banking

Barclaycard

Africa Banking

Investment Bank RWAs c.£120bn

Leverage c.£330bn

RWAs c.£35bn

Leverage c.£45bn

RWAs c.£40bn

Leverage c.£65bn RWAs c.£40bn

RWAs c.£120bn

Leverage c.£490bn

Leverage c.£65bn

UK Retail

Corporate Banking

Wealth UK cards

US cards

Europe cards

Business Solutions Retail/cards and Insurance

Wealth

Corporate Banking

Investment banking Banking

Macro

Credit

Equities

Barclays Non-Core

(BNC) RWAs c.£115bn

Leverage c.£400bn

Existing Exit Quadrant Assets

Additional Europe retail and corporate

Additional non-core elements of the IB

Other non-strategic businesses and assets

Preliminary FY 2013 adjusted results1,2

Income

Impairment

Operating expenses

Profit before tax

£25.7bn

Return on average equity (RoE)

c.12%

(£2.2bn)

Risk weighted assets (RWAs)

c.£320bn

(£16.2bn)

Average allocated equity

c.£36bn

£7.3bn

Leverage exposure

c.£960bn

1 CRD IV basis | 2 Includes Head Office as part of ‘core’, representing c.£5bn RWAs and c.£30bn leverage exposure | 3 Excludes CTA and adjusting items |

9 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Core Investment Bank:

Building on competitive advantages

Core Investment Bank Non-core Investment Bank

1

FY RWAs: c.£120bn RWAs: c.£90bn

2013 Leverage exposure: c.£490bn Leverage exposure: c.£340bn

Global Equities Global Credit Right-sized Macro Markets

Exit Quadrant Assets

Cash Equities Credit Products Foreign Exchange Most physical commodities

Equity Derivatives Securitised Products Certain Emerging Markets products

Rates

Equity Prime Municipals Capital intensive Macro Markets transactions Fixed income secondary trading to be standard, cleared and collateralised, short term and executed on the Principal Businesses electronic flow platform where relevant Investments

Credit

Banking

ECM DCM Front-to-back efficiency driven Origination led headcount reductions

Banking Advisory

Build on leading positions in our home markets of the UK and the US, where we are already well positioned

Exit those products with low returns under new regulatory rules

Structurally lower the cost base through infrastructure efficiencies and refining the client proposition

Improve capital efficiency of Markets businesses

1 CRD IV basis |

10 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP | CORE | NON-CORE | CONCLUSION

# Capitalising on strength of existing client franchise

## Our two home markets represent largest investment banking revenue pools

Global revenue pools by region[1] (H1 2013)


Americas and UK
59%
Europe excl. UK
20%
Asia Pacific
21%

## Where we have strong market positions

**US**

- Top 3 all International Bonds[2]
- Top 2 USD Covered Bonds[2]
- Top 5 Banking fee share[2]
- Top 5 in Announced M&A[2]
- Top 5 Equities trading platform[1]
- Top 5 US Rates franchise[1]
- Full Macro trading capabilities

**UK**

- #1 in UK IPOs[2]
- #1 EMEA Rates franchise[1]
- #1 EUR Covered Bonds[2]
- #1 in Sterling Bonds[2]
- Top 3 Banking fee share[2]
- Top 4 Euromarket Bonds[2]
- Top 5 in Announced M&A[2]
- Full Macro trading capabilities

## Focusing on smaller number of key clients

- Target top three fee share with core clients
  - c.1,000 clients generated >75% of total Investment Bank revenues in 2013
- Focus resources on leading clients, meaningfully reducing the number of non-core global, corporate and institutional clients
- A tiered service model based on client profitability
- Further leverage existing strong client franchises
  - Dual home markets in UK and US
  - Maintain relevant and efficient footprint in all other geographies
- More selective balance sheet use to support core client activity

NOTE Market positions based on 2013 data | [1] Coalition: Revenue Pools are based upon the 1H13 results, and adopt the 'franchise' view; market positions are based upon the FY13 results, adopt the 'product' view and are based on the Coalition Index banks | [2] Dealogic |

11 | Group Strategy Update | 8 May 2014

Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Rescaling the Investment Bank enables greater balance

Balance Sheet – FY 2013 and FY 2016 P&L – FY 2013

Total Group (100%)

53%

46% c.£844bn

£222bn 11%

19%

50%

£2.8bn

1 £10.7bn c.£2.5bn c.£400bn c.£120bn c.£8.7bn

c.60% c.35% c.50% ≤30% 38% c.30% 44% c.40%

Leverage exposure RWAs Adjusted income Adjusted PBT2

FY 2013 Investment Bank (as previously published) % of FY 2016 core Investment Bank % of Total Group FY 2013 core Investment Bank % of Total Total Group Group

1: 2016 leverage exposure estimated on the basis of calculation methodology set out in BCBS Jan-14 proposals. All other regulatory metrics calculated on a CRD IV basis |2 Excluding CTA

12 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP | CORE | NON-CORE | CONCLUSION

# Focus on Barclays Non-Core

## Barclays Group

FY 2013[1]

| Personal & Corporate Banking | Barclaycard | Africa Banking | Investment Bank |
|---|---|---|---|
| RWAs c.£120bn<br>Leverage c.£330bn | RWAs c.£35bn<br>Leverage c.£45bn | RWAs c.£40bn<br>Leverage c.£65bn | RWAs c.£120bn<br>Leverage c.£490bn |
| • UK Retail<br>• Corporate Banking<br>• Wealth | • UK cards<br>• US cards<br>• Europe cards<br>• Business Solutions | • Retail/cards and Insurance<br>• Wealth<br>• Corporate Banking<br>• Investment banking | • Banking<br>• Macro<br>• Credit<br>• Equities |

**Preliminary FY 2013 adjusted results[1,2]**

| | | | |
|---|---|---|---|
| Income | £25.7bn | Return on average equity (RoE) | c.12% |
| Impairment | (£2.2bn) | Risk weighted assets (RWAs) | c.£320bn |
| Operating expenses | (£16.2bn) | Average allocated equity | c.£36bn |
| Profit before tax | £7.3bn | Leverage exposure | c.£960bn |

### Barclays Non-Core (BNC)

RWAs c.£115bn
Leverage c.£400bn

- Existing Exit Quadrant Assets
- Additional Europe retail and corporate
- Additional non-core elements of the IB
- Other non-strategic businesses and assets

[1] Excludes CTA and adjusting items and on CRD IV basis | [2] Includes Head Office as part of 'core', representing c.£5bn RWAs and c.£30bn leverage exposure |

13 | Group Strategy Update | 8 May 2014

Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Structural cost reduction being achieved

Group cost guidance1 (£bn) Core cost targets1 (£bn)

Original Group cost target and interim guidance Revised Group cost guidance Core cost targets

18.7 c.(9%) c.(13%)

19 19

18 18 c.(10%) c.17 17 c.16.3 17 c.16.2

16 16

17.5

15 16.8 15 <14.5

14 14

13 13

Costs to 2013 2014 2015 2013 2016 achieve £1.2bn c.£1.6b c.£0.5bn2

(CTA)

Transform n

Of original £2.7bn CTA estimate, approximately £1.45bn has been spent to date; an additional £800m is required principally to reposition the Investment Bank, including a gross reduction of 7,000 FTE through to 2016 across core and non-core

2016 core cost target of <£14.5bn assumes constant currency rates and excludes large extraordinary items, such as conduct charges

Majority of future savings expected to occur through headcount reductions and greater levels of automation in all businesses

1 Excludes provisions for PPI and IRHP redress, goodwill impairment and CTA | 2 £0.2bn of additional CTA expected in 2016 across both core and non-core |

14 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Accelerated CTA to increase 2014 headcount reduction

Estimated £1.6bn of CTA with increase in gross headcount reduction to c.14,000 for 2014

Front Office and Distribution reductions

Savings driven by branch network transformation across UK, Europe and Africa

Front Office restructuring across all businesses, including Director and Managing Director reductions

Product and geography realignments

c.14,000 Operations and Technology reductions

c.50% FTE c.40%

reduction Firm wide organisational review, including de-layering

Savings driven by automation of IT platforms across the Group and move to digital channels in retail businesses

Operational efficiencies, including infrastructure consolidation

c.10%

Central Function reductions

Firm wide organisational review, including de-layering

Impact of strategy changes

Consolidation through creation of shared services and automation

15 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Allocated capital will reflect greater balance of the Group

FY 13 pre-resegmentation (£bn) FY 13 post-resegmentation estimate (£bn) FY 16 guidance (£bn)

Leverage exposure £1.4tn £1.4tn c.£1.1tn1

RWAs £436bn £436bn c.£400bn

c.55%

BNC BNC

26% <15%

Retail and c.115 c.50 Commercial 49% +15% 214

Core

Core (excl. IB) c.55% 46% (excl. IB) c.230 c.200

Investment Maintained Bank 51%

222 Core IB Core IB

28% ≤30% c.120 c.120

The core Investment Bank will represent no more than 30% of the Group’s RWAs

1 2016 leverage exposure estimated on the basis of calculation methodology set out in BCBS Jan-14 proposals. All other regulatory metrics calculated on a CRD IV basis |

16 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

# Core businesses expected to maintain average adjusted RoE >12% on a much higher equity base


%
1.0
3.5
4.5
1.6
6.1
c.6
c.12
c.3
c.9-10
Core >12
Non-core drag <3%
Group >9%
2013 Statutory RoE
Adjusting items
2013 Adjusted RoE
CTA
2013 Adjusted RoE excl. CTA
Non-core drag
2013 Core RoE
2013-16 Capital accretion
Proforma core RoE
Income growth/ cost reduction
2016 Core adjusted RoE target
Average allocated equity (£bn)
Group 52
Core c.36
Core 48-50

- Core businesses estimated to deliver adjusted RoE excluding CTA of >12% by 2016, achieved through:
  - Net core cost savings of greater than £1.7bn
  - Growth in our retail and corporate franchises and selected IB businesses
  - Continuous optimisation of core Investment Bank RWAs

- Returns target takes into account increase in the total equity base to meet CET1 and leverage ratio targets
- These plans will reduce the RoE drag from Barclays Non-Core from c.6% to <3% in 2016, of which c.50bps is Europe retail

17 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP | CORE | NON-CORE | CONCLUSION

# Rebalanced Barclays – a preliminary snapshot of FY 2013

| Barclays Group Preliminary FY 2013[1] (£bn) | | Core | BNC |
|---|---|---|---|
| Income | 28.2 | 25.7 | 2.5 |
| Impairment | (3.1) | (2.2) | (0.9) |
| Operating expenses | (18.7) | (16.2) | (2.5) |
| Profit before tax | 6.4 | 7.3 | (1.0) |
| RoE/(Non-core RoE drag) | 6.1% | c.12% | c.(6%) |
| Leverage exposure (£bn) | 1.4tn | c.960 | c.400 |
| RWAs (£bn) | 436 | c.320 | c.115 |
| Average allocated equity | 52 | c.36 | c.16 |

## Highlights: Core business

- Over 90% of income and improved profit before tax
- Strong returns already generated with adjusted RoE[1] of c.12% achieved in 2013
- Cost efficiency expected to improve further
- Non-core drag on RoE represents the difference between Group RoE and core RoE

[1] Excludes CTA and adjusting items. Financial measures presented on CRD IV basis

18 | Group Strategy Update | 8 May 2014

Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

2016 Transform financial commitments

1 Capital CRD IV FL CET1 ratio >11.0% Group 2 Leverage Leverage ratio >4.0%

3 Dividend Payout ratio 40-50%

4 Returns Adjusted RoE >12%

Barclays Core

Adjusted operating expenses

5 Cost

<£14.5bn

Barclays Non-Core 6 Returns Drag on adjusted RoE <(3%)

19 | Group Strategy Update | 8 May 2014

Core Investment Bank and Barclays Non-Core

GROUP CORE NON-CORE CONCLUSION

Investment Bank:

Preliminary 2013 core Investment Bank financials

Preliminary

FY 20131 (£bn)

Banking income 2.1

Markets income 6.6

Macro 2.4

Credit 1.9

Equities 2.3

Income 8.7

Impairment 0

Operating expenses (6.2)

Profit before tax 2.5

Financial performance measures 2

RoE 9-10%

Leverage exposure c.£490bn

RWAs c.£120bn

Average allocated equity c.£17bn

Highlights

Core Investment Bank being run with returns focus:

– Build on competitive advantage of having dual US and UK home markets

– Focus on products where we have scale and high returns

– Reshape business to better align Credit with DCM and Equities with ECM

– Focus Macro trading operations on simpler, collateralised, shorter dated products and increasingly execute on electronic platforms

Continue to manage down resources and operating expenses:

– Simplifying Markets product offering

– Re-engineering Operations and Technology

– Rationalising infrastructure

Run the core Investment Bank with c.£400bn of leverage exposure and c.£120bn of RWAs in 2016

Projected average through the cycle RoE >12%

1 Excludes CTA of c.£0.2bn and adjusting items | 2 CRD IV basis |

21 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Barclays Non-Core:

Run-down will be a critical element of Transform

` Preliminary

FY 20131 (£bn)

Income 2.5

Impairment (0.9)

Operating expenses (2.5)

Profit/loss before tax (1.0)

Financial performance measures 2

Leverage exposure c.£400bn

RWAs c.£115bn

Average allocated equity c.£16bn

Overview

Income primarily driven by Investment Bank Markets businesses and net interest income on European mortgages

Impairment principally related to Europe retail and corporate exposures

Operating expenses principally reflect non-core Investment Bank cost base and Europe retail operations

Majority of leverage exposure relates to pre-CRD IV rates portfolio and trading book in BNC

Adjusted non-core RoE1 drag of c.6% in 2013

1 Excludes CTA of c.£0.5bn and adjusting items | 2 CRD IV basis |

22 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP | CORE | NON-CORE | CONCLUSION

# Rigorous discipline is being applied to non-core

## Composition of BNC

Approximate split of FY 2013 RWAs (£bn)


Non-core IB
Europe retail
Non-core Corporate
Additional Non-core
c.115
c.2
c.7
c.16
c.90
59
3
9
47
FY 2013
Exit Quadrant RWAs
FY 2013
BNC RWAs

## Selection criteria and components

- Strategic attractiveness
  - Limited growth opportunities for Barclays
  - Businesses with poor strategic fit
- Returns
  - Businesses not expected to meet leverage and RWA returns hurdles
- Expanded non-core unit includes:
  - Previous Investment Bank Exit Quadrant with additional challenged FICC businesses and Principal Investments
  - All of Europe retail
  - Certain Corporate assets and other smaller Wealth and Barclaycard portfolios

## Management and governance

- Dedicated management team and own governance
  - Delegated authority from Group ExCo, reporting to CEO
- Non-core trading assets to be managed by dedicated traders; sharing of expertise with core where required
- Will act in a commercial way and preserve tangible net asset value and capital as a priority
- Strong track record of running down legacy assets – reduced Exit Quadrant Assets by 37% in 2013

23 | Group Strategy Update | 8 May 2014

Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Investment Bank assets are majority of non-core

Portfolios and businesses included:

Split of FY 2013

Non-strategic

RWAs (£bn) businesses Portfolio and Other Assets Book

c.10

24

Investment Bank Exit Quadrant c.35 Assets Trading 22 book run-off

Pre-CRD IV Rates portfolio

‘Trading book run-off’ comprises non-core elements of commodities, emerging markets, fixed income financing and securitised products

Counterparty credit risk is included in pre-CRD IV Rates portfolio, Portfolio Assets Book and Trading book run-off

Leverage exposure related to Investment Bank non-core is estimated at c.£340bn

Preliminary FY 13 Income RWAs

(£m)(£bn)

Portfolio Assets Book 142 24

Pre-CRD IV Rates portfolio(140) 22

Investment Bank 2 47

Exit Quadrant Assets

Trading book run-off c.710 c.35

Non-strategic businesses and other c.785 c.10

Additional non-core assets c.1,495 c.45

Total Investment Bank non-core c.1,500 c.90

| Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP | CORE | NON-CORE | CONCLUSION

# Selected corporate, retail and other assets constitute remainder of non-core

## Portfolios and businesses included:


Split of FY13
CRD IV RWAs
Other retail assets
Europe Retail Exit Quadrant
Fair value Corporate loans
Non-core non-UK corporate operations
Existing Europe and Corporate Exit Quadrant Assets
Additional Europe retail assets
Corporate Europe Exit Quadrant
9
3
c.7
c.2
c.2
c.2

- Europe retail will be managed as a going concern as options are assessed
- Europe retail principally relates to high quality mortgage portfolios in Spain and Italy which run-down organically at c.9% per year and have stable average >90 day delinquency rate of 80bps
- The additional non-core assets include £15.7bn of fair value, long dated Corporate loans
- Leverage exposure related to these non-core assets is estimated at c.£60bn

| Preliminary FY 13 | Income (£m) | RWAs (£bn) |
|---|---|---|
| Europe retail Exit Quadrant | 118 | 9 |
| Corporate Europe Exit Quadrant | 80 | 3 |
| Europe and Corporate Exit Quadrant Assets | 198 | 12 |
| Additional Europe retail assets | c.530 | c.7 |
| Non-core non-UK Corporate operations | c.80 | c.2 |
| Fair value, long dated Corporate loans | c.(100) | c.2 |
| Other retail assets | c.290 | c.2 |
| Additional non-core assets | c.800 | c.15 |
| Total other non-core | c.1,000 | c.25 |

25 | Group Strategy Update | 8 May 2014

Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

# Non-core will be tightly managed to reduce RWAs and leverage

## Anticipated RWA reduction of c.55% by 2016 (£bn)


c.115
c.55%
Non-IB
25
IB
90
c.80
c.50
2013
2014
2016

- Sales and run-off expected to drive RWA reductions
- Remaining RWAs at end of 2016 are assumed to be primarily European mortgages and long-dated counterparty credit risk from our pre-CRD IV Rates portfolio
- Progress will not always be linear and may be dependent on market conditions

## Anticipated reduction in leverage exposure of c.55% by 2016 (£bn)


c.400
c.55%
c.300
c.180[1]
2013
2014
2016

- Leverage exposure to reduce by 55%, as assets attracting significant leverage regulatory add-ons are exited and/or more efficiently netted
- Reduction in the non-core demonstrates scale of exit over the planned period
- Anticipate meaningful reduction in 2014, with greater reductions in 2015-16

**Preservation of net tangible asset value of the Group will be a priority as RoE drag is reduced from c.6% in 2013 to <3% in 2016**

[1] 2016 leverage exposure estimated on the basis of calculation methodology set out in BCBS Jan-14 proposals. All other regulatory metrics calculated on a CRD IV basis

26 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

GROUP CORE NON-CORE CONCLUSION

Preliminary adjusted results FY 2013

Personal & Core

Preliminary FY 2013 Barclaycar Africa Barclays Total

Corporate Investment BNC

(£bn) 1 d Banking Core3 Group

Banking Bank

Income 8.8 4.1 4.0 8.7 25.7 2.5 28.2

Impairment (0.6)(1.1)(0.5) 0 (2.2)(0.9)(3.1)

Operating expenses (5.5)(1.8)(2.5)(6.2)(16.2)(2.5)(18.7)

Adjusted profit 2.7 1.2 1.0 2.5 7.3(1.0) 6.4

before tax

Adjusted financial performance measures2

Return on average equity 11-12% 16-17% 8-9% 9-10% c.12% c.(6%) 6.1%

Leverage exposure c.£330bn c.£45bn c.£65bn c.£490bn c.£960bn c.£400bn £1.4tn

RWAs c.£120bn c.£35bn c.£40bn c.£120bn c.£320bn c.£115bn £436bn

Average allocated equity c.£17bn c.£5bn c.£4bn c.£17bn c.£36bn c.£16bn £52bn

1 Excludes CTA of c.£1.2bn and adjusting items | 2 CRD IV basis | 3 Total core also includes Head Office |

27 | Group Strategy Update | 8 May 2014 Preliminary estimates; to be superseded by July 2014 restatement

Conclusion

GROUP CORE NON-CORE CONCLUSION

2016 Transform financial commitments

1 Capital CRD IV FL CET1 ratio >11.0%

Group 2 Leverage Leverage ratio >4.0%

3 Dividend Payout ratio 40-50%

4 Returns Adjusted RoE >12%

Core

5 Cost Adjusted operating expenses

<£14.5bn

Barclays Non-Core 6 Returns Drag on adjusted RoE <(3%)

29 | Group Strategy Update | 8 May 2014

Q&A

Important Notice

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NOT FOR DISTRIBUTION, IN WHOLE OR IN PART, INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

THE DISTRIBUTION OF THIS DOCUMENT INTO ANY JURISDICTION MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTION. FAILURE TO COMPLY WITH ANY SUCH RESTRICTIONS MAY CONSTITUTE A VIOLATION OF APPLICABLE SECURITIES LAWS.

Exchange Offer

The following statement is relevant to holders of certain existing securities of Barclays Bank PLC that are the subject of exchange offers launched by Barclays

PLC and Barclays Bank PLC on 15 May 2014 (the “Exchange Offer Securities”), and these investors should read this statement before reviewing the Group

Strategy Update presentation.

If you are not a holder of these Exchange Offer Securities, you may proceed directly to reviewing the Group Strategy Update presentation.

On May 15, 2014, Barclays PLC (“Barclays”) and Barclays Bank PLC (“Barclays Bank”, and together with Barclays, the “Offerors”) launched invitations to holders (“Holders”) of certain existing tier 1 securities (the “Existing T1 Securities”) issued by Barclays Bank to offer to exchange any or all of such securities for new additional tier 1 securities (the “New AT1 Securities”) to be issued by Barclays (the “Exchange Offers”).

Barclays has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (including the prospectus contained therein) and a tender offer statement on Schedule TO and other documents relating to the Exchange Offers. Holders are advised to read carefully the registration statement, the preliminary prospectus contained therein, the final prospectus when available, the tender offer statement and other documents as they contain important information about the Exchange Offers and procedures for participating in the Exchange Offers. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, copies of the registration statement, prospectus and tender offer statement may be obtained free of charge by contacting Barclays at Barclays Investor Relations , Barclays PLC, 1 Churchill Place, London E14 5HP, United Kingdom (telephone: 011-44-20-7116-1000).

31 | Group Strategy Update | 8 May 2014

Exchange Offer (continued)

This document must be read in conjunction with the prospectus. No offer or invitation to acquire or exchange any securities is being made pursuant to this document. This document and the prospectus contain important information, which must be read carefully before any decision is made with respect to the Exchange Offers. Holders should reach their own investment decision about the New AT1 Securities only after consultation with their own financial, legal and tax advisers (as such Holder deems appropriate) about risks associated with participating in the Exchange Offers and with an investment in the New AT1 Securities and the suitability of participating in the Exchange Offers and investing in the New AT1 Securities in light of the particular characteristics and terms of the New AT1 Securities and of such Holder’s particular financial circumstances. Any individual or company whose Existing T1 Securities are held on its behalf by a clearing system, broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Exchange Offers. None of the Offerors, dealer managers or the exchange agents appointed in relation to the Exchange Offers makes any recommendation as to whether Holders should offer Existing T1 Securities for exchange pursuant to the Exchange Offers.

The information in this document has been provided by Barclays and its subsidiaries (the “Group”) or obtained from publicly available sources. This document speaks as at the date hereof. None of the Offerors, their respective advisers or any other party is under any duty to update or inform any recipient of any changes to information in this document, provide any recipient with access to any additional information or to correct any inaccuracies in any such information which may become apparent. No representation or warranty (express or implied) is given by Barclays, any member of the Group or any of their respective affiliates, agents, directors, partners and employees that the information in this document is correct or complete, and none of them accepts any liability whatsoever for any loss or damage howsoever arising from any use of this document or otherwise arising in connection therewith.

This document has been issued by and is the sole responsibility of Barclays. None of the dealer managers appointed in relation to the Exchange Offers or their respective affiliates, agents, directors, partners and employees accepts any responsibility whatsoever for, or makes any representation or warranty, express or implied, as to the contents of this document or for any other statement made or purported to be made by it, or on its behalf, in connection with Barclays, the Group, the Exchange Offers or any of the securities referred to herein. Subject to applicable law, each of the joint dealer managers accordingly disclaims any and all responsibility and/or liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document or any such statement. This document is published solely for informational purposes and does not constitute investment advice. Recipients should consult with their own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that they deem it necessary, and make their own investments, hedging and trading decisions (including decisions regarding the suitability of the Exchange Offers) based upon their own judgment as so advised, and not upon any information herein.

In certain jurisdictions, the distribution of this document may be restricted by law. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions. For details of the jurisdictional restrictions, please refer to the prospectus.

32 | Group Strategy Update | 8 May 2014

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays PLC’s and its subsidiaries’ (the Group) plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

33 | Group Strategy Update | 8 May 2014